Mail Stop 3533
      						December 12, 2005


Mr. Zvi Slonimsky
Chief Executive Officer
Alvarion Ltd.
21A HaBarzel Street
Tel Aviv 69710, Israel

	Re:	Alvarion Ltd.
      Form 20-F for Fiscal Year Ended December 31, 2004
		Filed: June 21, 2005
		File No. 0-30628

Dear Mr. Slonimsky:


      We have reviewed your response letter dated November 30,
2005
and have the following comments. As noted in our comment letter dated October 27, 2005, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2004
Item 5. Operating and Financial Review and Prospects
A. Operating Results, page 35

1. We have considered your response to comments 2 and 3 of our letter dated October 27, 2005. Please clarify your discussion of sales, cost of sales and write-off of excess inventory on pages 42, 43 and
44 to reflect your response to this comment and our previous comments. In this disclosure please quantify the impact of the utilization of previously written-off inventory on: sales, cost of sales, gross margin, operating trends and impact on results of operations. Describe the character of those inventories and the facts and circumstances which led up to the original charge-offs and then to the subsequent sales. In addition, you should provide a forward looking discussion addressing the likelihood of the Company utilizing previously written-off inventory in future operations and advise us.

2. Similarly, expand your disclosure of your accounting policies on
pages 37 and 38 and in the notes to the financial statements to clearly describe how these sales and inventories are accounted for
and presented in your financial statements.   You should explain
the
conditions necessary for management to reverse a previously recognized inventory valuation allowance and advise us.






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      Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


								Sincerely,



								Larry Spirgel
								Assistant Director
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Mr. Zvi Slonimsky
Chief Executive Officer
Alvarion Ltd.
December 12, 2005
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